		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				 SCHEDULE 13D

		   Under the Securities Exchange Act of 1934



			  Biocraft Laboratories, Inc.
-------------------------------------------------------------------------------
			       (Name of Issuer)


			 Common Stock, par value $0.01
-------------------------------------------------------------------------------
			(Title of Class of Securities)


				   090587106
-------------------------------------------------------------------------------
		     (CUSIP Number of Class of Securities)


				  Eli Hurvitz
		     President and Chief Executive Officer
		    Teva Pharmaceutical Industries Limited
				5 Basel Street
				 P.O. Box 3190
			  Petach Tikva, Israel 49131
				 972-3-9267267
------------------------------------------------------------------------------
		 (Name, Address and Telephone Number of Person
	       Authorized to Receive Notices and Communications)

				  Copies to:

			     Peter H. Jakes, Esq.
			   Willkie Farr & Gallagher
			     153 East 53rd Street
			   New York, New York 10022
				(212) 821-8000

			       January 29, 1996
------------------------------------------------------------------------------
			 (Date of Event which Requires
			   Filing of this Schedule)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                  Check the following box if a fee is being paid with this statement: [x]

				 SCHEDULE 13D

-------------------------------------             -----------------------------
CUSIP No. 090587106                               Page    2    of____ Pages
-------------------------------------             -----------------------------
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Teva Pharmaceutical Industries Limited                         I.D. #  N/A
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                    (b)

-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         8,560,370 shares of Common Stock
               ----------------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     ----------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
	       ----------------------------------------------------------------
	          10     SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     8,560,370 shares of Common Stock
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                              [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------


		     *SEE INSTRUCTIONS BEFORE FILLING OUT!
		     INCLUDE BOTH SIDES OF THE COVER PAGE,
		  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
		OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.0l per share (the "Common Stock") of Biocraft Laboratories, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 18-01 River Road, Fair Lawn, New Jersey 07410.

Item 2.  Identity  and Background.

                  This statement is filed on behalf of Teva Pharmaceutical Industries Limited, a corporation organized under the laws of the State of Israel (the "Reporting Person").

                  The address of the principal offices and principal business of the Reporting Person is 5 Basel Street, P.O. Box 3190, Petach Tikva, Israel 49131. Set forth on Schedule A attached hereto and incorporated herein by reference are the names, addresses, citizenships and present principal occupations or employment of executive officers and directors of the Reporting Person, and the names and addresses of the employers of such persons.

                  The Reporting Person is an Israeli-based international pharmaceutical company that develops, manufactures and markets human pharmaceutical products, bulk pharmaceutical chemicals and medical disposables. The largest supplier of such products to Israel's public and private health care markets, the Reporting Person has manufacturing facilities in Israel, Europe and the United States, and approximately 60% of its sales are generated outside of Israel.

                  Neither the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  On January  29,  1996,  the  Reporting  Person,  Genco  Merger
Corporation, a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger, dated as of January 29, 1996 (the "Merger Agreement"), pursuant to which the Reporting Person has agreed to acquire the Company. As described more fully in Item 4 below, pursuant to the Merger Agreement, upon the effective time of the merger (the "Effective Time"), Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the corporation surviving the Merger, and each issued and outstanding share of Common Stock will be converted into and will be canceled in exchange for the right to receive
0.461 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") of the Reporting Person. Completion of the Merger is subject to, among other things, regulatory approvals and approval of the Company's stockholders.

                  In connection with the Merger Agreement, the Reporting Person and Harold Snyder, Beatrice Snyder, and a trust established by each of Mr. Snyder and Mrs. Snyder (Trust under Agreement dated February 14, 1995 between Harold Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees and Trust under Agreement dated February 14, 1995 between Beatrice Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees) (Mr. and Mrs. Snyder and such trusts, collectively, the "Stockholders" and each a "Stockholder"), entered into an Irrevocable Proxy and Termination Rights Agreement dated as of January 29, 1996 (the "Proxy and
Termination Rights Agreement"). As described more fully in Item 4 below, pursuant to the Proxy and Termination Rights Agreement, each Stockholder has granted to the Reporting Person an irrevocable proxy to vote all of his, her or its shares of Common Stock at any meeting or in connection with any written consent of the Company's stockholders in favor of the Merger and the Merger Agreement.

Item 4. Purpose of Transaction.

                  The Reporting Person has entered into the Merger Agreement and Proxy and Termination Rights Agreement for the purpose of acquiring the Company. Set forth below is a description of the material terms of the Merger Agreement and the Proxy and Termination Rights Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement and the Proxy and Termination Rights Agreement which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference herein.

                  The Merger Agreement provides, among other things, that at the Effective Time, Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation under the laws of the State of Delaware under the name of "Biocraft Laboratories, Inc." (the "Surviving Corporation").

                  The Merger Agreement further provides that (i) at the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety so that upon such amendment it shall in all respects be equivalent in its content to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that the name of the Company shall be "Biocraft Laboratories, Inc." and (ii) the By-Laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

                  Pursuant to the Merger  Agreement,  at the Effective Time, the
persons listed on Schedule I to the Merger Agreement, consisting of representatives of both the Company and the Reporting Person will be, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, the directors of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified, and the persons listed on Schedule II to the Merger Agreement will be, subject to the applicable provisions of the Certificate of Incorporation and By-Laws of the Surviving Corporation, the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

                  The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any holder of capital stock of Merger Sub:

                  (a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub then issued and outstanding shall become one fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation which shares shall be issued to the Reporting Person and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

                  (b) Cancellation of Treasury Stock. All shares of Common Stock that are owned by the Company as treasury stock shall be canceled and retired and shall cease to exist and no share capital of the Reporting Person or other consideration shall be delivered in exchange therefor;

                  (c) Exchange Ratio for Company Common Stock. Each issued and outstanding share of Common Stock (other than treasury shares to be canceled as set forth above) shall be converted into and shall be canceled in exchange for the right to receive 4.61 Ordinary Shares of the Reporting Person (the "Exchange Ratio) duly issued and credited as fully paid (which will be represented by 0.461 ADSs) (the "Merger Consideration"). If between the date of the Merger Agreement and the Effective Time the outstanding Ordinary Shares of the Reporting Person shall be changed into a different number of shares by reason of any stock dividend, subdivision, reclassification, split-up, combination or the like, the Exchange Ratio shall be appropriately adjusted; and

                  (d) Cancellation of Company Common Stock. All shares of Common Stock converted into Ordinary Shares pursuant to the Merger Agreement shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive Ordinary Shares to be issued in consideration therefor upon the surrender of such certificate in accordance with the Merger Agreement, without interest.

                  Upon consummation of the Merger, the Common Stock will be delisted from the New York Stock Exchange, and registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated.

                  Pursuant to the Proxy and Termination Rights Agreement, each Stockholder irrevocably has agreed to constitute and appoint the Reporting Person or any designee of Reporting Person as the lawful agent, attorney and proxy of such Stockholder to vote all of his, her or its shares of Common Stock at any meeting or in connection with any written consent of the Company's stockholders (i) in favor of the Merger, (ii) in favor of the Merger Agreement, as such may be modified or amended from time to time, (iii) against any Takeover Proposal (as defined below) (other than the Merger) or other proposal which provides for any merger, sale of assets or other business combination between the Company and any other person or entity or which would make it impractical for the Reporting Person to effect a merger or other business combination of the Company with the Reporting Person or a wholly owned subsidiary of the Reporting Person, and (iv) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the Company's obligations under the Merger Agreement not being fulfilled. As used in the Proxy and Termination Rights Agreement, a "Takeover Proposal" means a proposal for a merger or other business combination involving the Company or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, not less than 20% of the outstanding voting securities of, or assets representing not less than 20% of the annual revenues of the Company, other than the transactions contemplated by the Merger Agreement.

                  In addition, the Proxy and Termination Rights Agreement provides that, if (a) the Merger Agreement is terminated under certain circumstances and (b) any Stockholder shall have sold or otherwise disposed of any of his, her or its shares of Common Stock pursuant to an acquisition of the Company by a third party, then, such Stockholder shall pay, or cause to be paid, to the Reporting Person an amount equal to the difference between the amount the Stockholder received in connection with such sale and the fair market value of the ADSs such Stockholder would have received pursuant to the Merger Agreement.

                  The Proxy and Termination Rights Agreement terminates on the earlier of (i) the Effective Time or (ii) 24 months following the date of termination of the Merger Agreement; provided, however, that the appointment of the Reporting Person or any designee of the Reporting Person as agent, attorney and proxy automatically terminates upon the termination of the Merger Agreement.

                  Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) Pursuant to the Proxy and Termination Rights Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of 8,560,370 shares of Common Stock of the Company. Based on the Company's representation and warranty in the Merger Agreement that, as of January 5, 1996, 14,182,691 shares of Common Stock were outstanding, pursuant to Rule 13d-3 of the Act, the 8,560,370 shares that may be deemed beneficially owned by the Reporting Person constitute 60.4% of the outstanding shares of Common Stock.

                  Except as set forth herein, neither the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, beneficially owns any shares of Common Stock.

                  (b) Pursuant to the Proxy and Termination Rights Agreement, the Reporting Person may be deemed to have the sole power to vote all the shares of Common Stock beneficially owned by the Reporting Person as set forth in Item 5(a) above.

                  (c) Except as set forth herein, no transactions in the shares of Common Stock have been effected during the past sixty (60) days by the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto.

                  (d) Neither the Reporting Person nor, to its best knowledge, any of the persons named on Schedule A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein. Item 7. Material to be Filed as Exhibits.

Exhibit 1                  Agreement  and Plan of Merger,  dated as of January
                           29,  1996,  among  Teva   Pharmaceutical   Industries
                           Limited,   Genco  Merger   Corporation  and  Biocraft
                           Laboratories, Inc.

Exhibit 2 Irrevocable Proxy and Termination Rights Agreement, dated as of January 29, 1996, among Teva Pharmaceutical Industries Limited and Harold Snyder, Beatrice Snyder, Trust under Agreement dated February 14, 1995 between Harold Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees and Trust under Agreement dated February 14, 1995 between Beatrice Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 1996
                                          TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                          By:/s/ Eli Hurvitz
                                          Name:  Eli Hurvitz
                                          Title: President and Chief
                                                 Executive Officer

                                                                     SCHEDULE A

		       Directors and Executive Officers
			            of
			       Reporting Person

                  The names and citizenships of the directors and the names, citizenships and titles of the executive officers of the Reporting Person and their addresses and principal occupations are set forth below. If no address is given, the executive officer's or director's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with the Reporting Person.



-----------------------------------------------------------------------------------------------------------------------------------
Directors

--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Name                  Address                           Citizenship     Present occupation          Material occupation -
										                    last five years
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Eli Hurvitz           41 Hasaifan St. Ramat Hasharon    Israeli         President and CEO of Teva   President and CEO of Teva
                                                                        Pharmaceutical Industries   Pharmaceutical Industries
                                                                        Limited (P.O. Box 3190,     Limited since 1968.
                                                                        Petach Tikva)
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Haim Bental           1 Danin St. Tel Aviv              Israeli         Retired Judge               Retired Judge
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Prof. Yehudith Birk   57 Hanasi Harishon St, Rehovot    Israeli         Professor of Agricultural   Acting Rector of Hebrew
                                                                        Biochemistry at the         University 1990-1993.
                                                                        Hebrew University
                                                                        (Jerusalem) since 1971.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Jacques Brin          Plaza Hotel, 47 King George St.   Israeli         Chairman - Osem Ltd.        Chairman - Osem Ltd. Deputy
                      Jerusalem                                         Deputy chairman Claridge    chairman Claridge Israel Inc.
                                                                        Israel Inc.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Victor Carter         10375 Wilshire Blvd., Los         American        Retired Businessman         Retired Businessman
                      Angeles, Ca 90024, USA
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Ruth Cheshin          15 Caspi St., Jerusalem           Israeli         President of the            President of the Jerusalem
                                                                        Jerusalem Foundation.       Foundation.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Abraham E. Cohen      100 United Nation Plaza (44/A),   American        Independent consultant      For 30 years he worked at Merck
                      New York, NY 10017, USA                                                       & Company and was Senior Vice
                                                                                                    President. Retired in January
                                                                                                    1992.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Amir Elstein          20 Ha'alon St., Jerusalem         Israeli         Engineering Manager Intel   Engineering Manager Intel Elec.
                                                                        Elec. Ltd                   Ltd
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Martin Gerstel        7 Ethiopia St. Jerusalem          American        Director and consultant     CEO & Co-Chairman at Alza
                                                                        at Alza Corporation         Corporation 1987-1993.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Irving Harris         209 E. Lake Shore Drive,          American        Chairman of the Executive   Chairman of the Executive
                      Chicago Il. 60611                                 Committee - Pittway         Committee - Pittway Corporation
                                                                        Corporation                 2 N. LaSalle St., Suite 505,
                                                                        2 N. LaSalle St., Suite     Chicago, Il 60602 USA
                                                                        505, Chicago, Il 60602 USA
--------------------- --------------------------------- --------------- --------------------------- --------------------------------




--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dr. Meir Heth         23 Haetzel St. Jerusalem          Israeli         Private economic            Private economic consultant
                                                                        consultant (23 Haezel St.   since 1989 and teacher at the
                                                                        Jerusalem) and teacher at   law school in the College of
                                                                        the law school in the       Management since 1993.
                                                                        College of Management (20
                                                                        Mishmar Hayarden St.
                                                                        Givataim).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Gad Horn              16 Shai Agnon St., Jerusalem      Israeli         Director and Consultant     Managing Director of Paca
                                                                        at Teva                     Industries Ltd. (P.O. Box  3340,
                                                                                                    Bat Yam) 1991-1995.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Prof. Elon Kohlberg   68 Ehad Ha'am St. Tel Aviv        Israeli         Professor of Business       Professor of Business
                                                                        Administration at Harvard   Administration at Harvard
                                                                        Business School.            Business School since 1973.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Jonathan B. Kolber    Claridge Israel Inc. 37 Shaul     Israeli and     President of Claridge       President of Claridge Israel
                      Hamelech Blvd. Tel Aviv           Canadian        Israel Inc. (37 Shaul       Inc. (37 Shaul Hamelech Blvd.
                                                                        Hamelech Blvd. Tel Aviv).   Tel Aviv) since 1989.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dov Lautman           14 Openhimer St. Tel Aviv         Israeli         Chairman & CEO of Delta     Chairman & CEO of Delta Galil
                                                                        Galil Industries Ltd. (2    Industries Ltd. (2 Kaufman St.
                                                                        Kaufman St. Tel Aviv)       Tel Aviv) since 1975.
                                                                                                    President of the Israeli
                                                                                                    Manufacturers Association (29
                                                                                                    Hamered St. Tel Aviv) 1987-1994.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Israel Levin          109 Yeffe Nof St. Haifa           Israeli         Attorney in private         Attorney in private practice
                                                                        practice.                   since 1970.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Prof. Moshe Many      18 Elisha Rodin St. Givataim      Israeli         President of                The former manager of Ramat
                                                                        International School of     Marpeh Hospital (95 Jabotinsky,
                                                                        Management                  Ramat Gan) 1992-1995.
                                                                                                    Deputy Chairman of Maccabi Sick
                                                                                                    Fund (27 Hamered St. Tel Aviv)
                                                                                                    1992-1993.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Daniel Mirkin         1 King David Blvd. Tel Aviv       Israeli         Senior partner at the law   Senior partner at the law firm
                                                                        firm of Daniel Mirkin &     of Daniel Mirkin & Co. (1 King
                                                                        Co. (1 King David Blvd.     David Blvd. Tel Aviv) since
                                                                        Tel Aviv).                  1980.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Boaz Paz              19 Herzfeld St. Hod Hasharon      Israeli         Co Managing Director        President of Healthcare
                                                                        Biometrix Ltd. (Har         Technology Ltd. (Industrial
                                                                        Hozvim, Jerusalem) since    Zone, Ashdod) 1988-1992.
                                                                        1992.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------



--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Prof. Bracha Rager    6 Shai Agnon St. Beer Sheva       Israeli         Professor of Immunology     Director of the Central Facility
                                                                        and Microbiology at the     for the Production of Monoclonal
                                                                        Ben Gurion University of    Antibodies at the Ben Gurion
                                                                        the Negev (Ben Gurion       University of the Negev since
                                                                        University Beer Sheva)      1987 and Associate professor of
                                                                        since 1979.                 Microbiology and Immunology
                                                                                                    since 1989.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Yaacov Y. Salomon     53 Arlozorov St. (appt. 33),      Israeli,        Establishment and running   Establishment and running of
                      Tel-Aviv                          British &       of retirement homes and     retirement homes and
                                                        German          psychiatric hospital (77    psychiatric hospital since 1991.
                                                                        Ben Yehuda St. Kfar Sava)   Chairman of Ranax International
                                                                        and chairman of Ranax       Ltd. - a holding company since
                                                                        International Ltd. - a      1994. Attorney in private
                                                                        holding company (Shaul      practice (1 King David Blvd. Tel
                                                                        Hamelech Blvd. Tel Aviv)    Aviv) 1970-1991.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Prof. Michael Sela    Weizmann Institute of Science,    Israeli         Professor of Immunology     Professor of Immunology at the
                      Rehovot 76100                                     at the Weizmann Institute   Weizmann Institute of Science.
                                                                        of Science (Rehovot)        He has been working at the
                                                                                                    Weizmann Institute of science
                                                                                                    since 1950.
                                                                                                    Deputy chairman of the Board of
                                                                                                    Governors - Weizmann Institute
                                                                                                    of Science - 1985-1994.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dov Shafir            38 Habicurim St. Haifa            Israeli         Business man & Chairmen     Businessman & Chairman of the
                                                                        of the Teva Executive       Teva Executive Committee.
                                                                        Committee.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Sami Shamoon          91 Old Brompton Rd. London SW7    Portuguese      Owner and President         Owner and President -Yakhin
                      3LD, England                                      -Yakhin Hakal Ltd.,         Hakal Ltd., since 1991;
                                                                        ("Yakhin House", 2 Kaplan   President Buckingham & Lloyds
                                                                        St. Tel Aviv); President    Ltd. since 1980.
                                                                        -Buckingham & Lloyds Ltd.
                                                                        (91 Old Brompton Road
                                                                        London, England).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dan S. Suesskind      2 Zeruia St. Jerusalem            Israeli         CFO of Teva                 CFO of Teva Pharmaceutical
                                                                        Pharmaceutical Industries   Industries Ltd., since 1977
                                                                        Ltd., (P.O.Box 1142,
                                                                        Jerusalem).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Zvi Zur               19 Benaiahu St. Tzahala           Israeli         Chairman of Israel          Acting Chairman of Israel
                                                                        Aircraft Industries Ltd.    Corporation Ltd. 1986-1992.
                                                                        and Chairman of Israel
                                                                        Petrochemical Enterprises
                                                                        Ltd.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Executive Officers
(Teva Pharmaceutical Industries Ltd., P.O. Box 3190, Petach Tikva)
------------------------------------------------------------------------------------------------------------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Name                  Address                           Citizenship     Present occupation          Material occupation - last five
                                                                                                    years
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Eli Hurvitz           41 Hasaifan St. Ramat Hasharon    Israeli         President and CEO of Teva   President and CEO of Teva
                                                                        Pharmaceutical Industries   Pharmaceutical Industries
                                                                        Limited                     Limited since 1968.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Aharon Agmon          8 Hadera St. Tel Aviv             Israeli         V/P International           Managing Director Travenol
                                                                        Pharmaceutical Sales        Laboratories (Israel) Ltd. (P.O.
                                                                                                    Box 2 Ashdod) 1984-1993. V/P
                                                                                                    Israel Pharmaceutical Sales
                                                                                                    (Abic, Kiriat Nordao, Netania)
                                                                                                    1993-1994.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Haim Benjamini        17 Hazorea St. Kfar Shmariauh     Israeli         V/P Human Resources         V/P Human Resources since 1987.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
William A. Fletcher   650 Cathill Rd. Sellersville PA   American        V/P - Teva North America,   President - Lemmon Company
                      18960, USA                                        President - Lemmon
                                                                        Company (650 Cathill Rd.
                                                                        Sellersville PA 18960
                                                                        USA).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Haim Hurvitz          6 Amnon Vetamar St. Gani          Israeli         V/P - Teva Europe           Pharmaceutical department
                      Herzelia                                                                      manager Abic Ltd (Kiriat Nordao,
												    Netania) 1991-1993; General
                                                                                                    manager of Orphahel BV (23
                                                                                                    Industrieweg Mijdrecht, Holland)
                                                                                                    since 1993.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Meron Mann            19 Kehilat Vilna, Ramat Hasharon  Israeli         V/P - Chemicals             V/P - Chemicals since 1990. V/P
                                                                                                    - Industrial & Information
                                                                                                    Technology 1989-90.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Moshe Manor           21 Hahadas St. Tel Mond           Israeli         V/P - Teva Israel           Marketing Director (1989-1993);
                                                                        Pharmaceuticals             General Manager Teva Pharma
                                                                                                    (1993-1994).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dr. Aaron Schwartz    5 Rambam St. Mebaseret Zion       Israeli         V/P - Copaxone Division     Manager of the Pharmaceutical
                                                                                                    Division 1989-1993; V/P Business
                                                                                                    Development (1993-1995).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dan S. Suesskind      2 Zeruia St. Jerusalem            Israeli         CFO                         CFO since 1977
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Dr. Ben-Zion Weiner   113 Hashalom St. Mevaseret Zion   Israeli         V/P -Research &             V/P - Research & Development
                                                                        Development                 since 1989.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
Jacob Winter          26 Hachalutz St. Jerusalem        Israeli         V/P - Pharmaceutical        Kfar Sava and Jerusalem Plants
                                                                        Production Division         manager 1990-1991; V/P
                                                                                                    Pharmaceutical Manufacturing
                                                                                                    Division 1991-1994.
--------------------- --------------------------------- --------------- --------------------------- --------------------------------
-------------------- --------------------------------- --------------- --------------------------- --------------------------------
Israel Makov          20 Hanarkis St, Karmay Yossef     Israeli         V/P - Business Development  President of Yakin Hakal Ltd
                                                                                                    (1991-1993) and of Gottex
                                                                                                    (1993-1995).
--------------------- --------------------------------- --------------- --------------------------- --------------------------------


                                  EXHIBIT INDEX


Exhibit 1 Agreement and Plan of Merger, dated as of January 29, 1996, among Teva Pharmaceutical Industries Limited, Genco Merger Corporation and Biocraft Laboratories, Inc.

Exhibit 2 Irrevocable Proxy and Termination Rights Agreement, dated as of January 29, 1996, among Teva Pharmaceutical Industries Limited and Harold Snyder, Beatrice Snyder, Trust under Agreement dated February 14, 1995 between Harold Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees and Trust under Agreement dated February 14, 1995 between Beatrice Snyder, as Settlor, and Beryl L. Snyder, Brian S. Snyder and Jay T. Snyder, as Trustees.